UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terremark Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable
One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800

Address of Principal Executive Office (Street and Number)
Miami, Florida 33131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although the management of Terremark Worldwide, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.
The Registrant required additional time to finalize certain new required disclosures for inclusion in the Form 10-Q, which resulted from the Registrant’s issuance and sale on June 24, 2009 of $420 million aggregate principal amount of its newly-issued 12.0% Senior Secured Notes due 2017.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam T. Smith	305	856-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A to this Form 12b-25

Terremark Worldwide, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2009	By	/s/ Jose A. Segrera

Jose A. Segrera
Chief Financial Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended June 30, 2009
PART IV — NARRATIVE
     As set forth below, we believe that a significant change in our results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q.
     Revenues. The following charts provide certain information with respect to our anticipated revenues:

	For the Three
	Months Ended
	June 30,
	2009	2008

United States	87%	86%
International	13%	14%

	100%	100%

	For the Three Months Ended June 30,
	2009		2008

Revenues consist of (in thousands):
Colocation	$25,633	39%	$18,459	33%
Managed and professional services	33,798	51%	31,434	56%
Exchange point services	4,451	7%	3,697	7%
Equipment resales	1,879	3%	2,526	4%

	$65,761	100%	$56,116	100%

     The anticipated $9.6 million, or 17% increase in revenues we believe is mainly due to both an increase in our deployed customer base and an expansion of services to existing customers. We believe that our deployed customer base increased to 1,094 customers as of June 30, 2009 from 1,016 customers as of June 30, 2008.
     Anticipated revenues consist of:
•	colocation services, such as licensing of space and provision of power;

•	managed and professional services, such as network management, managed web hosting, outsourced network operating center services, network monitoring, procurement of connectivity, managed router services, secure information services, technical support and consulting;

•	exchange point services, such as peering and cross connects; and

•	procurement and installation of equipment.
     The anticipated $7.2 million, or 39% increase in colocation revenue we believe is primarily the result of an increase in our utilization of total net colocation space to 28.3% as of June 30, 2009 from 21.0% as of June 30, 2008. Our utilization of total net colocation space represents space billed to customers as a percentage of total space built-out and available to customers. For comparative purposes, space added during the three months ended June 30, 2009 was assumed to be also available as of June 30, 2008.
     The anticipated $2.5 million, or 8% increase in managed and professional services revenue we believe is primarily the result of an increase in orders from both existing and new customers as reflected by the anticipated growth in our customer base and utilization of space, as discussed above.
     The anticipated $0.8 million, or 20% increase in exchange point services revenue we believe is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers are anticipated to have increased to 8,456 as of June 30, 2009 from 7,232 as of June 30, 2008.
     Revenues from equipment resales may fluctuate quarter over quarter based on customer demand.
     We anticipate an increase in revenues from colocation, exchange point and managed services as we add more customers to our network of NAPs, sell additional services to existing customers and introduce new products and services. We anticipate that the percentage of revenue derived from public sector customers will fluctuate depending on the timing of exercise of expansion options under existing contracts and the rate at which we sell services to the public sector. We anticipate that public sector revenues will continue to represent a significant portion of our revenues for the foreseeable future.

     Cost of Revenues. Costs of revenues, excluding depreciation and amortization, is anticipated to have increased $4.6 million, or 14% to $36.7 million for the three months ended June 30, 2009 from $32.1 million for the three months ended June 30, 2008. Cost of revenues, excluding depreciation and amortization, consist primarily of operations personnel, fees to third party service providers, procurement of connectivity and equipment, technical and colocation space rental costs, electricity, chilled water, insurance, property taxes, and security services. We believe that the increase is mainly due to increases of $2.7 million in connectivity procurement costs, $1.2 million in personnel costs and $0.6 million in colocation space costs.
     The anticipated $2.7 million increase in connectivity procurement costs we believe is in line with increase in revenues from managed services. The anticipated $1.2 million increase in personnel costs we believe is mainly due to operations and engineering staffing levels increasing from an average of 493 employees during three months ended June 30, 2008 to an average of 522 employees during three months ended June 30, 2009, which we believe is attributable to the expansion of operations in Culpeper, Virginia and Santa Clara, California. The anticipated $0.6 million increase in colocation space costs we believe is primarily the result of the opening of our new facility in Colombia and additional new colocation space in Dallas, Texas, Belgium and Spain.
     Sales and Marketing Expenses. Sales and marketing expenses are anticipated to have increased $0.6 million, or 10% to $6.3 million for the three months ended June 30, 2009 from $5.7 million for the three months ended June 30, 2008. The anticipated increase we believe is primarily due to an increase in sales personnel from 88 employees during the three months ended June 30, 2008 to 96 employees during the three months ended June 30, 2009.
     Depreciation and Amortization Expenses. Depreciation and amortization expenses are anticipated to have increased $3.3 million, or 57% to $8.9 million for the three months ended June 30, 2009 from $5.6 million for the three months ended June 30, 2008. The anticipated increase we believe is the result of capital expenditures mostly related to the expansion of our data center footprint and upgrades to infrastructure of current data center footprint.
     Interest Expense. Interest expense is anticipated to have increased $2.0 million, or 29% to $9.1 million for the three months ended June 30, 2009 from $7.1 million for the three months ended June 30, 2008. This anticipated increase we believe is due to an increase in the average outstanding debt balance during the period as well as a decrease in the amount of interest being capitalized. On June 24, 2009, we entered into a new secured loan agreement in the aggregate principal amount of $420.0 million. A portion of the loan proceeds were used to repay the first lien and second lien credit agreements, which had a face value of $150.0 million and $100.0 million, respectively. In addition, we repaid the 9% senior convertible debt and series B notes, which had a face value of $29.1 million and $4.0 million, respectively.
     Loss on Early Extinguishment of Debt. For the three months ended June 30, 2009, we anticipate that we have incurred a non-cash loss on the early extinguishment of our first lien and second lien credit agreements of $10.3 million.
     Change in Fair Value of Derivatives. For the three months ended June 30, 2009, we anticipate to have a loss of $1.5 million, as compared to a gain of $5.6 million we believe due to the changes in the fair values of our derivatives, which is mainly related to our two interest rate swap agreements that became effective February 2008 (first lien) and July 2008 (second lien). In connection with the repayment of the credit agreements on June 24, 2009, the interest rate swap agreements were settled for $8.4 million.
     Interest Income. Interest income is anticipated to have decreased $0.4 million, or 83% to $0.1 million for the three months ended June 30, 2009 from $0.5 million for the three months ended June 30, 2008. This decrease we believe is the result of lower interest rates on our cash and cash equivalents account balances as well as a decrease in the average cash and cash equivalents balances for the period.
     Other. For the three months ended June 30, 2009, we anticipate that we will record $0.5 million of other income, which we believe will be primarily attributable to foreign currency gains during the period.

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